Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 29, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of)
holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by KeyBanc Capital Markets Inc. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser (as defined below).
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
GenTek Inc.
at
$38.00 Net Per Share
by
ASP GT Acquisition Corp.
a wholly-owned subsidiary
of
ASP GT Holding Corp.
     ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”), at a purchase price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2009, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON OCTOBER 27, 2009, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 28, 2009 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, GenTek and the Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into GenTek (the “Merger”) with GenTek continuing as the surviving corporation, wholly-owned by Parent. In the Merger, each Share outstanding immediately prior to the Effective Time of the Merger (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares will be cancelled and shall cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $38.00 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.
     The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”) and (iii) the receipt of any other required governmental approvals, the lapse of any waiting periods (or any extensions thereof) and the making of any mandated filings, either unconditionally or on terms reasonably satisfactory to Parent (the “Governmental Approval Condition”). The Minimum Condition requires that the number of Shares that has been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement and approval of the Merger. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”
     The GenTek Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.
     The Merger Agreement provides that the Purchaser may, without the consent of GenTek, (i) extend the Offer for one or more periods if, at the scheduled expiration date, any condition of the Offer has not been satisfied or waived, and (ii) if necessary to obtain sufficient Shares such that Parent, the Purchaser, and their respective subsidiaries shall then hold, in the aggregate, at least 90% of the Shares (the “Short Form Threshold”), elect to provide for a subsequent offering period (and one or more extensions thereof) of up to 20 business days in accordance with Rule 14d-11 promulgated under the Exchange Act, following the time for acceptance of the tendered Shares (the “Acceptance Date”). The Purchaser does not currently intend to provide for a subsequent offering period, but reserves the right to do so. No withdrawal rights apply during any subsequent offering period. In addition, if on or prior to the initial expiration date, the Minimum Condition, the HSR Condition or the Governmental Approval Condition has not been satisfied or waived by Parent or the Purchaser, then, to the extent requested in writing by GenTek no less than two business days prior to the applicable expiration date, the Purchaser must extend the Offer for up to two periods each of 20 business days or less, to permit such conditions of the Offer to be satisfied; provided, that the Purchaser will not be required to extend the Offer beyond December 31, 2009 (the “Initial Outside Date”) if any condition to the Offer has not been satisfied by the Initial Outside Date, unless on that date (i) all of the conditions to the Offer have been satisfied or waived by us, but the HSR Condition and/or the Government Approval Condition has not been satisfied, or (ii) the Purchaser or GenTek or their respective counsel have received comments from the Securities and Exchange Commission (“SEC”) or its staff that remain unresolved or, if resolved, require the expiration date of the tender to be extended, in which case the Initial Outside Date will be automatically extended to January 31, 2010 (the “Extended Outside Date”). Under the Merger Agreement, the Purchaser also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq that is applicable to the Offer.
     The Purchaser has agreed in the Merger Agreement that, without the consent of GenTek, it will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares or GenTek or (vi) extend the expiration date in a manner other than in accordance with the Merger Agreement.
     Except as set forth above, and subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without GenTek’s prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
     In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.
     Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after November 27, 2009, unless the Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     GenTek provided the Purchaser with GenTek’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on GenTek’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The receipt of cash by a holder (as defined in Section 5 of the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
The Dealer Manager for the Offer is:

KeyBanc Capital Markets Inc.
127 Public Square
Cleveland, OH 44114
Telephone: (800) 859-1783
KeyBanc Capital Markets is a trade name under which corporate and investment banking products and services of KeyCorp and its subsidiaries, KeyBanc Capital Markets Inc., Member NYSE/FINRA/SIPC, and KeyBank National Association, are marketed.
September 29, 2009